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Exhibit (a)(1)(G)

[eSoft Letterhead]

December 6, 2001

To eSoft Optionholder:

    Today eSoft formally commenced its Stock Option Exchange Program (the "Program"). In connection with the commencement of the Program, Human Resources would like to provide you with the following additional information relating to the Program.

    The Program is a voluntary program permitting eligible employees and members of our Board of Directors to exchange stock options with an exercise price equal to or greater than $2.50 per eSoft share for replacement options covering the same number of shares. The replacement options will be granted on or after July 5, 2002 and will have an exercise price equal to the fair market value of our common stock on the date of grant. Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

    If you decide to participate in the Program, you will need to complete and deliver an Election Form (item #1 below) by January 4, 2002 at 12:00 midnight, U.S. Mountain Standard Time, to eSoft, Inc., Attention: Cheryl Muench, 295 Interlocken Boulevard, #500, Broomfield, Colorado 80021. The Election Form may be delivered via personal delivery, interoffice mail or facsimile at (303) 439-0563. We encourage optionholders residing outside of the U.S. to deliver the Election Form via facsimile. Please note the following documents in your Option Exchange Program Packet:

1.
Election Form
2.
Notice of Withdrawal
3.
Offer to Exchange Outstanding Options to Purchase Common Stock including Summary Term Sheet
4.
Stock Option Exchange Program Questions and Answers

    If you are not familiar with your historical stock option grant information, please contact Cheryl Muench at cmuench@esoft.com or at (303) 444-1600 x3333.

    If you decide to participate in the Program, you must complete and deliver the Election Form by 12:00 midnight, U.S. Mountain Standard Time, on January 4, 2002 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

    Human Resources will provide you with an email confirmation of receipt of your Election Form within three (3) business days after receipt by us.

    Please feel free to contact Cheryl Muench at cmuench@esoft.com or at (303) 444-1600 x3333 for further assistance.

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  Exhibit (a)(1)(G)